Exhibit 3.1
AMENDMENT NO. 1 TO
FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF
CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
          This Amendment No. 1 (this “Amendment No. 1”) to the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P., a Delaware limited partnership (the “Partnership”), is hereby adopted effective as of July 5, 2006, by Calumet GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.
          WHEREAS, the General Partner, the Organizational Limited Partners and the Limited Partners of the Partnership entered into that certain First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of January 31, 2006 (the “Partnership Agreement”);
          WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement without the approval of any Partner to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;
          WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and
          WHEREAS, the following amendment to the Partnership Agreement explicitly provides the General Partner with the flexibility to make certain tax elections with respect to goodwill for future offerings in the same way that the General Partner was able to do so in connection with the initial public offering of common units representing limited partner interests in the Partnership.
          NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:
          Section 1.      Amendment.
(a)      Section 6.2(b)(iii) is hereby amended and restated in its entirety as follows:

     (iii)      The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities, except as otherwise determined by the General Partner with respect to goodwill, if any.
          Section 2.      Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.
          Section 3.      Governing Law. This Amendment No. 1 will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law.

          IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 1 as of the date first set forth above.

GENERAL PARTNER: CALUMET GP, LLC
By:	/s/ R. Patrick Murray, II
	Name:	R. Patrick Murray, II
	Title:	Vice President, Chief Financial Officer and Secretary